OFFER TO PURCHASE FOR CASH AT LEAST 656,424
ORDINARY SHARES
of
AREL COMMUNICATIONS AND SOFTWARE LTD.
at
$4.75 NET PER SHARE
by
CLAYTON L. MATHILE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON MONDAY, JUNE 21, 2004, UNLESS THE OFFER IS EXTENDED.

I am offering to purchase for cash 656,424 ordinary shares, par value NIS 0.001 per share, of Arel Communications and Software Ltd., or such greater number of shares that will represent 5% of the total voting rights of Arel outstanding as of the expiration of the offer, which I refer to in this offer to purchase as the Maximum Number of Shares, at the price of $4.75 per share, net to you, in cash, without interest, upon the terms and subject to the conditions set forth in this offer to purchase and related letter of transmittal.  The offer price represents a premium of approximately 90% over the closing price of Arel’s ordinary shares on May 20, 2004, the last trading day before the commencement of the offer.  According to a press release issued by Arel on May 13, 2004, and filed with the SEC under cover of Schedule 14D-9C, as of such date, there were 13,128,466 shares issued and outstanding and there were 1,078,326 shares subject to options outstanding under Arel’s share option plans and other option agreements. Arel’s shares are quoted on the Nasdaq Small Cap Market, under the symbol “ARLC”.

I have agreed with Mr. Itzhak Gross, the Chairman of Arel and the holder of 842,619 shares of Arel, to purchase any shares he continues to own following consummation of the offer, other than any shares that may be held by him pursuant to his exercise of options to purchase 150,000 ordinary shares of Arel, for a purchase price of $4.75 per share.  Mr. Gross has agreed not to exercise his options during the offer and to tender all of the shares he owns in accordance with the terms of the offer.

THE OFFER IS SUBJECT TO THE CONDITIONS DESCRIBED IN SECTION 12 UNDER THE HEADING “THE TENDER OFFER”. THE PRINCIPAL CONDITIONS ARE:

•

IN ACCORDANCE WITH ISRAELI LAW, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST A NUMBER OF SHARES THAT REPRESENTS 5% OF THE THEN OUTSTANDING VOTING RIGHTS OF AREL (WHICH IS EXPECTED TO BE SATISFIED THROUGH THE TENDER BY MR. GROSS OF HIS SHARES), SUCH THAT FOLLOWING THE CONSUMMATION OF THE OFFER, I WILL BENEFICIALLY OWN AT LEAST 25% OF THE OUTSTANDING ORDINARY SHARES OF AREL; AND

•

IN ACCORDANCE WITH ISRAELI LAW, THE AGGREGATE NUMBER OF SHARES TENDERED EXCEEDS THE NUMBER OF SHARES REPRESENTED BY NOTICES OF OBJECTION TO THE CONSUMMATION OF THE OFFER.  FOR THIS PURPOSE, THE SHARES TENDERED BY MR. GROSS WILL NOT BE COUNTED IN CALCULATING THE NUMBER OF SHARES TENDERED.

THE OFFER IS NOT CONDITIONED ON MY OBTAINING FINANCING OR THE APPROVAL OF THE BOARD OF DIRECTORS OF AREL.

PLEASE READ SECTION 12 UNDER THE HEADING “THE TENDER OFFER”, WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

IF MORE THAN THE MAXIMUM NUMBER OF SHARES ARE VALIDLY TENDERED, I WILL PURCHASE A PRO RATA NUMBER OF SHARES FROM ALL TENDERING SHAREHOLDERS, SO THAT I WOULD PURCHASE NO MORE THAN THE MAXIMUM NUMBER OF SHARES.  I HAVE AGREED WITH MR. ITZHAK GROSS, THE CHAIRMAN OF AREL AND THE HOLDER OF 842,619 SHARES OF AREL, TO PURCHASE ANY SHARES HE CONTINUES TO OWN FOLLOWING CONSUMMATION OF THE OFFER, OTHER THAN ANY SHARES THAT MAY BE HELD BY HIM PURSUANT TO HIS EXERCISE OF OPTIONS TO PURCHASE 150,000 ORDINARY SHARES OF AREL, FOR A PURCHASE PRICE OF $4.75 PER SHARE.

I RESERVE THE RIGHT, IN MY SOLE DISCRETION, TO PURCHASE MORE THAN THE MAXIMUM NUMBER OF SHARES PURSUANT TO THE OFFER, SUBJECT TO APPLICABLE LAW.

IMPORTANT

          If you wish to tender all or any part of your shares prior to the expiration of the offer, you should either (1) complete and sign the letter of transmittal (or a facsimile thereof) in accordance with the instructions in the letter of transmittal included with this offer to purchase, have your signature thereon guaranteed if required by Instruction 1 to the letter of transmittal, mail or deliver the letter of transmittal (or such facsimile), or in case of a book-entry transfer effected pursuant to the procedures set forth in this offer to purchase, an agent’s message (as defined herein), and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such shares to the Depositary along with the letter of transmittal (or a facsimile thereof), or deliver such shares pursuant to the procedures for book-entry transfers set forth in Section 3 of this offer to purchase under the heading “The Tender Offer”, or (2) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you.  If you have shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your shares.

          A shareholder who desires to tender shares and whose certificate(s) representing such shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such shares by following the procedures for guaranteed delivery set forth in Section 3 of this offer to purchase under the heading “The Tender Offer”.

          Any questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this offer to purchase.  Additional copies of this offer to purchase, the letter of transmittal, the notice of guaranteed delivery and other related materials may be obtained from the Information Agent.

The Information Agent for the Offer is:
MacKenzie Partners, Inc.

Unless the context otherwise requires, all references in this offer to purchase to “Mr. Mathile,” “Mr. Clayton Mathile”, “Clayton Mathile”, the “Purchaser,” “I,” “me,” and “mine” refer to Mr. Clayton L. Mathile.

SUMMARY TERM SHEET

          This summary term sheet is a brief summary of the material provisions of this offer to purchase 656,424 ordinary shares of Arel Communications and Software Ltd., or such greater number of shares that will represent 5% of the total voting rights of Arel outstanding as of the expiration of the offer, being made by Mr. Clayton L. Mathile, and is meant to help you understand the offer. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this offer to purchase, and the information contained in this summary term sheet is qualified in its entirety by the fuller descriptions and explanations contained in the later pages of this offer to purchase.  The following are some of the questions you, as a shareholder of Arel Communications and Software Ltd., may have about me and the offer and answers to those questions.  You are urged to carefully read this entire offer to purchase and the related letter of transmittal prior to making any decision regarding whether to tender your shares.

Who is offering to buy my securities?

          Mr. Clayton L. Mathile, a Dayton, Ohio businessman. See Section 9 under the heading “The Tender Offer”.

How many shares are sought in the offer?

          Subject to the conditions described below, I am offering to purchase 656,424 ordinary shares of Arel, or such greater number of shares that will represent 5% of the total voting rights of Arel outstanding as of the expiration of the offer, which I refer to in this offer to purchase as the Maximum Number of Shares.  If shares representing more than the Maximum Number of Shares are validly tendered and not withdrawn, I will purchase the Maximum Number of Shares on a pro rata basis from all tendering shareholders based on the number of shares properly tendered and not withdrawn by each shareholder prior to the expiration of the offer.  See Section 1 under the heading “The Tender Offer”.  I reserve the right, in my sole discretion, to purchase more than the Maximum Number of Shares pursuant to the offer, subject to applicable law. According to a press release issued by Arel on May 13, 2004, and filed with the SEC under cover of Schedule 14D-9C, as of such date, there were 13,128,466 shares issued and outstanding and there were 1,078,326 shares subject to options outstanding under Arel’s share option plans and other option agreements.

          I have agreed with Mr. Itzhak Gross, the Chairman of Arel and the holder of 842,619 shares of Arel, to purchase any shares he continues to own following consummation of the offer, other than any shares that may be held by him pursuant to his exercise of options to purchase 150,000 ordinary shares of Arel, for a purchase price of $4.75 per share. Mr. Gross has agreed not to exercise his options during the offer and to tender all of the shares he owns in accordance with the offer.  Following completion of the purchase of Mr. Gross’ shares of Arel, Mr. Gross will resign as Chairman of the Board of Directors of Arel.

What percentage of the shares do you own prior to the offer and how much will you own if the offer is completed?

          I currently beneficially own (as defined in accordance with the rules of the SEC) an aggregate of 2,940,415 ordinary shares of Arel, representing 22.4% of the outstanding ordinary shares of Arel.

          Following consummation of the offer, and assuming that none of Arel’s outstanding options are exercised, I will beneficially own in the aggregate a maximum of approximately 27.4% of Arel’s outstanding ordinary shares. In addition, my holdings in Arel will increase to the extent Mr. Gross continues to hold shares following the consummation of the offer, which I have agreed to purchase at $4.75 per share, up to a maximum of approximately 33.4% of Arel’s outstanding shares, assuming that none of Arel’s outstanding options are exercised.

How much are you offering to pay and what is the form of payment?

          I am offering to pay $4.75 per share, net to you, in cash, without interest. Please see “Introduction” and Section 1 under the heading “The Tender Offer”.

What is the market value of my shares as of a recent date?

          On May 20, 2004, the last full trading day before I commenced the offer, the closing price per ordinary share of Arel was $2.50 on the Nasdaq Small Cap Market. Accordingly, the purchase price in the offer amounts to a premium of approximately 90% over such closing price. You should obtain a recent quotation for your shares prior to deciding whether or not to tender your shares.  Please see Section 6 under the heading “The Tender Offer”.

Do you have the financial resources to pay the purchase price in the offer?

          Yes. The aggregate amount of funds I will need to acquire 656,424 shares pursuant to the offer, excluding related fees and expenses, will be approximately $3.1 million.  I have a net worth in excess of $1 billion.  Accordingly, I have sufficient financial resources to satisfy my obligations pursuant to the offer. This is a cash offer that is not conditioned on financing being available.

What are the most significant conditions to the offer?

          The offer is conditioned on, among other things, the following:

•

In accordance with Israeli law, there being validly tendered and not withdrawn prior to the expiration of the Initial Offer Period and the Additional Offer Period at least a number of ordinary shares that represents 5% of the then outstanding voting rights of Arel, such that following the consummation of the offer, I will beneficially own at least 25% of the outstanding shares of Arel.  I refer to this condition as the Minimum Tender Condition.  The Initial Offer Period refers to the period from the commencement of the offer to June 21, 2004 and the Additional Offer Period is defined below.

According to a press release issued by Arel on May 13, 2004, and filed with the SEC under cover of Schedule 14D-9C, as of such date, there were 13,128,466 shares issued and outstanding and there were 1,078,326 shares subject to options outstanding under Arel’s share option plans and other option agreements.  Each of Arel’s ordinary shares is entitled to one vote.  Based on the foregoing, the number of shares necessary to satisfy the Minimum Tender Condition is 656,424.  However, the actual number of shares necessary to satisfy the Minimum Tender Condition will depend on the facts as they exist as of the date of the expiration of the Initial Offer Period and the Additional Offer Period.  Subject to the foregoing, I expect that the Minimum Tender Condition will be satisfied through the tender by Mr. Gross of his shares.

•

In accordance with Israeli law (pursuant to which you have the right to notify me of your objection to the offer), the aggregate number of shares tendered in the offer exceeds the number of shares represented by notices of objection to the consummation of the offer. I refer to this condition as the Notices of Objection Condition. For this purpose, the shares tendered by Mr. Gross will not be counted in calculating the number of shares tendered.

          See Section 12 under the heading “The Tender Offer”, which sets forth in full the conditions of the offer.

          The offer is not conditioned on my obtaining financing or the approval of the board of directors of Arel.

What will happen if the conditions to the closing of the offer are not met?

          If any of the conditions are not met, I may elect not to purchase, or may be prohibited from purchasing, any shares tendered under the offer.

How long do I have to decide whether to tender in the offer?

          You will have until 5:00 p.m., New York time, on June 21, 2004.  Please see Section 3 under the heading “The Tender Offer”.

          Promptly following the end of the Initial Offer Period, I will publicly announce whether or not the conditions to the offer have been met.  If the conditions are met and if:

•	you have not yet responded to the offer,
•	you have notified me of your objection to the offer, or
•	you have tendered your shares but have withdrawn your tender,

          then, you will be afforded an additional four calendar-day period, until 5:00 p.m., New York time, on June 25, 2004, in which to tender your shares, as required by Israeli law.  I refer to this additional period as the Additional Offer Period. In addition, if you have already tendered your shares, you may withdraw your tender during the Additional Offer Period. These dates will change if I decide to extend the offer.

How do I tender my shares?

          If you want to tender all or any portion of your shares:

•

Complete and sign the accompanying letter of transmittal (or a manually signed facsimile of the letter of transmittal) in accordance with the instructions in the letter of transmittal and mail or deliver it, or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3 of this offer to purchase, an agent’s message (as defined herein), and any other required documents to American Stock Transfer & Trust Company, the Depositary for the offer, and either deliver the certificate(s) evidencing any tendered shares and any other required documents, only to the Depositary, or deliver such shares pursuant to the procedures for book-entry transfer set forth in Section 3 of this offer to purchase under the heading “The Tender Offer”.

•

If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that nominee if you intend to tender your shares in the manner set forth in Section 3 under the heading “The Tender Offer” and request that that nominee effect the transaction for you; or

•

If your share certificates are not immediately available, or if you cannot deliver your share certificates and any other required documents to the Depositary prior to the expiration of the offer, or you cannot complete the procedures for delivery by book-entry transfer on a timely basis, you may still tender your shares if you comply with the procedures for guaranteed delivery set forth in Section 3 under the heading “The Tender Offer”.

When can I withdraw the shares I tendered in the offer?

          You may withdraw any previously tendered shares at any time prior to the expiration of the Initial Offer Period or the Additional Offer Period, as applicable. Further, if I have not agreed to accept your shares for payment within 60 days of the commencement of the offer, you can withdraw them at any time after that 60-day period until I do accept your shares for payment.  Once shares are accepted for payment, they cannot be withdrawn.  See Section 4 under the heading “The Tender Offer”.

When will you pay for the shares tendered in the offer?

          All of the shares tendered in the offer will be paid for promptly following the expiration of the Additional Offer Period, subject to proration. See Section 2 under the heading “The Tender Offer”.

Can the offer be extended, and under what circumstances?

          I have the right, in my sole discretion, to extend the Initial Offer Period subject to applicable law.

How will I be notified if the offer is extended?

          If I decide to extend the Initial Offer Period, I will inform the Depositary and the Information Agent of that fact.  I will also issue a press release to Business Wire giving the new expiration date no later than 9:00 a.m., New York time, on the first business day after the day on which the Initial Offer Period was scheduled to expire.

Has Arel’s board of directors expressed its view on the offer?

          Under Israeli law, Arel’s board of directors is required to express its opinion to the shareholders on the advisability of the offer. Arel’s board of directors may refrain from expressing an opinion if it cannot do so, as long as it gives the reasons for not providing an opinion.  In addition, under applicable U.S. law, within 10 U.S. business days after the date of this offer to purchase, Arel’s board of directors is required to publish, send or give to you (and file with the SEC) a statement as to whether it recommends acceptance or rejection of the offer, that it has no opinion with respect to the offer, or that it is unable to take a position with respect to the offer.

Are there any conflicts of interest in the offer?

•	Mr. Les Banwart serves as President of CYMI, Ltd., a company I control, as well as a director of Arel.
•

The interests of Mr. Gross, the Chairman of Arel, in the offer, as set forth below, may be different from, or be in addition to, those of Arel’s shareholders generally.  As a result, he may appear to have a bias in favor of the offer.

•	Mr. George Morris serves as a consultant to CYMI, Ltd., is a shareholder of Arel and serves as a director of Arel.
•	See “Introduction”, “Background to The Offer — Interests of Persons in The Offer”, and “— Related Party Transactions,” under the heading the “Background to the Offer”.

What are the tax consequences of the offer?

          The receipt of cash for shares will be a taxable transaction for U.S. federal income taxation purposes and will be a taxable transaction for Israeli income taxation purposes, as well. It may also be a taxable transaction under applicable U.S. state and local laws.  You are urged to seek professional advice from your own advisors concerning the tax consequences of your particular situation.  See Section 5 under the heading “The Tender Offer”.

Will the offer result in Arel’s delisting?

          No.  Following the consummation of the offer, I expect that Arel’s shares will continue to trade on the Nasdaq Small Cap. See Section 7 under the heading “The Tender Offer”.

With whom may I talk if I have questions about the offer?

          You can call MacKenzie Partners, Inc., the Information Agent, collect at (212) 929-5500 or toll-free at (800) 322-2885, during their normal business hours.  See the back cover of this offer to purchase for the Information Agent’s contact information.

INTRODUCTION

          I am offering to purchase 656,424 ordinary shares, par value NIS 0.001 per share, of Arel Communications and Software Ltd., or Arel, or such greater number of shares that will represent 5% of the total voting rights of Arel outstanding as of the expiration of the offer, which I refer to in this offer to purchase as the Maximum Number of Shares, at a price of $4.75 per share.   This price represents a premium of approximately 90% over the last closing price of Arel’s ordinary shares prior to the commencement of the offer. The offer is subject to the terms and conditions set forth in this document and the related documents delivered to you.

          Arel’s shares are listed on the Nasdaq Small Cap Market under the symbol “ARLC”.  The offer will expire at 5:00 p.m., New York time, on June 21, 2004.  I refer to the period from the commencement of the offer to June 21, 2004, as the Initial Offer Period. Promptly following the end of the Initial Offer Period, I will publicly announce whether or not the conditions to the offer have been met. If the conditions have been met and if: (a) you have not yet responded to the offer, (b) you have notified me of your objection to the offer, or (c) you have tendered your shares but have withdrawn your tender, you will be afforded an additional four calendar-day period, until June 25, 2004, in which to tender your shares, as required by Israeli law. I refer to this additional period as the Additional Offer Period. In addition, if you have already tendered your shares, you may withdraw your tender during the Additional Offer Period. These dates will change if I decide to extend the offer.

          I am an Ohio based businessman and the former owner, CEO and Chairman of the Iams Company, a global pet food company that was acquired by the Procter & Gamble Company in 1999.

          As of the date of this offer to purchase, I beneficially own (as determined in accordance with the rules of the SEC) 2,940,415 shares, representing 22.4% of the outstanding ordinary shares of Arel. According to a press release issued by Arel on May 13, 2004, and filed with the SEC under cover of Schedule 14D-9C, as of such date, there were 13,128,466 shares issued and outstanding and there were 1,078,326 shares subject to options outstanding under Arel’s share option plans and other option agreements.

          If you are a record owner of shares and tender shares directly to American Stock Trust & Transfer Company, which I refer to in this offer to purchase as the Depositary, you will not be obligated to pay brokerage fees or commissions or, except as set forth in the letter of transmittal, share transfer taxes with respect to my purchase of shares in the offer. However, if you fail to complete and sign the Substitute Form W-9 included in the letter of transmittal, or Form W-8BEN, Certificate of Foreign Status, as applicable, you may be subject to U.S. federal backup withholding of 28% of the gross proceeds payable to you pursuant to the offer.  If you hold your shares through a bank or broker, you should check whether they charge any service fees.  I will pay the fees and expenses of the Depositary incurred in connection with the offer. The Depositary will act as agent for tendering shareholders for the purpose of receiving payment from me and transmitting payments to tendering shareholders whose shares are accepted for payment.  I will also pay the fees and expenses incurred by MacKenzie Partners, Inc., the Information Agent, who will facilitate and answer questions concerning the offer during its normal business hours.

          See Section 5 under the heading “The Tender Offer” below for a more detailed description of the material U.S. federal income tax and Israeli tax considerations applicable to Arel’s shareholders in connection with the offer.  You are urged to seek professional advice from your own advisors concerning the tax consequences of your particular situation.

          Under Israeli law, Arel’s board of directors is required to express its opinion to Arel’s shareholders on the advisability of the offer.  Arel’s board of directors may refrain from expressing an opinion if it cannot do so, as long as it gives the reasons for not providing an opinion.  In addition, under applicable U.S. law, within 10 U.S. business days after the date of this offer to purchase, Arel’s board of directors is required to publish, send or give to you (and file with the SEC) a statement as to whether it recommends acceptance or rejection of the offer, that it has no opinion with respect to the offer or that it is unable to take a position with respect to the offer. I understand that as a matter of Israeli law, Mr. Gross, Mr. Banwart and Mr. Morris, who, as described in Section 6 under the heading “Background to the Offer”, may be deemed to have actual or potential conflicts of interest in the Offer, shall not participate in the aforementioned board decisions.

The offer is conditioned on, among other things, the following:

(1)          In accordance with Israeli law, there being validly tendered and not withdrawn prior to the expiration of the Initial Offer Period and the Additional Offer Period at least a number of shares that represents 5% of the then outstanding voting rights of Arel, such that following the consummation of the offer, I will beneficially own at least 25% of the outstanding shares of Arel.  I refer to this condition as the Minimum Tender Condition.

According to a press release issued by Arel on May 13, 2004, and filed with the SEC under cover of Schedule 14D-9C, as of such date, there were 13,128,466 shares issued and outstanding and there were 1,078,326 shares subject to options outstanding under Arel’s share option plans and other option agreements.  Each of Arel’s ordinary shares is entitled to one vote.  Based on the foregoing, and assuming none of Arel’s outstanding options are exercised, the number of shares necessary to satisfy the Minimum Tender Condition is 656,424.  However, the actual number of shares necessary to satisfy the Minimum Tender Condition will depend on the facts as they exist as of the expiration of the Initial Offer Period and the Additional Offer Period.  Subject to the foregoing, I expect that the Minimum Tender Condition will be satisfied through the tender by Mr. Gross of his shares.

(2)          In accordance with Israeli law (pursuant to which you have the right to notify me of your objection to the offer), the aggregate number of shares tendered in the offer exceeds the number of shares represented by notices of objection to the consummation of the offer. For this purpose, the shares tendered by Mr. Gross will not be counted in calculating the number of shares tendered.  I refer to this condition as the Notices of Objection Condition.

          Certain other conditions to the consummation of the offer are described in Section 12 under the heading “The Tender Offer”.  I reserve the right (subject to applicable law and SEC rules) to amend or waive any one or more of the terms and conditions of the offer.  However, if any of these conditions are not met, I may elect not to purchase, or may be prohibited from purchasing any shares tendered under the offer.  See Sections 1 and 12 under the heading “The Tender Offer”.

          The offer is not conditioned on my obtaining financing.  See Section 10 under the heading “The Tender Offer”.

          This offer to purchase and the related letter of transmittal contain important information that should be read carefully before any decision is made with respect to the offer.

FORWARD-LOOKING STATEMENTS

          This offer to purchase and the related documents delivered to you and/or incorporated by reference herein include “forward-looking statements”.  All statements other than statements of historical facts are “forward-looking statements” for purposes of these provisions, including:

•	any statements of the plans, objectives or expectations regarding the future operations or status of me, Arel or Mr. Gross;
•	any anticipated trends;
•	any statements regarding future economic conditions or performance; and
•	any statement of assumptions underlying any of the foregoing.

     In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “will,” “expects,” “plans,” “anticipates,” “estimates,” “potential,” or “continue” or the negative thereof or other comparable terminology. Future results or achievements may differ significantly from the results or achievements expressed or implied by such “forward-looking statements”.  Factors that could cause or contribute to such differences include the general deterioration of the economy worldwide and the risk factors discussed in Arel’s annual report on file with the SEC.

     See Section 9 under the heading “The Tender Offer” for a discussion of certain information and recent developments relating to me.  I undertake no obligation to publicly update or revise these forward-looking statements or provide reasons why actual results or achievements might differ.

BACKGROUND TO THE OFFER

History

          Between 1982 and 1988, Arel operated as a division of a company controlled by Argaman Industries Ltd.  Since 1988, Arel has operated as an independent company. In December 1994, Arel conducted an initial public offering of its ordinary shares on Nasdaq. In August 2000, Arel acquired substantially all of the assets and business activities of W2Com, LLC for an aggregate cash consideration of $2,250,000 and 3,681,818 newly issued ordinary shares. The members of W2Com were CYMI, Ltd., a company I control, M.E. Jones, Inc., and Mitchell E. Jones and I, as trustee under an under an Amended and Restated Agreement of Trust for Clayton L. Mathile, was a shareholder of M.E. Jones Inc. Subsequent to Arel’s acquisition of W2Com’s assets, W2Com distributed the shares issued by Arel to its members and M.E. Jones Inc., in turn distributed the shares to its shareholders. Following the aforesaid distributions and certain other events, in July 2003, I sold 131,143 shares of Arel for an aggregate of $91,800 to Mr. George Morris, who at the time served as a substitute director of Arel for Mr. Mitchell E. Jones. Mr. Morris was elected to Arel’s board in December 2003 and serves as a consultant to CYMI, Ltd., a company I control. In July 2003, I also acquired beneficial ownership of 1,747,144 shares from W2Com, LLC and from Mr. Mitchell E. Jones, the founder of W2Com, LLC.  I currently beneficially own 2,940,415 ordinary shares of Arel, representing 22.4% of the outstanding ordinary shares of Arel. See below under the heading “Beneficial Ownership of Shares”.

Background to the Offer

          In April 2004, further to my belief that Arel is an attractive investment opportunity, I decided that I wanted to increase my holdings. To this end, I contacted Mr. Gross and in mid-April Mr. Gross and my representatives met in the United States to discuss terms. Mr. Gross agreed to sell me his shares in Arel at a price per share of $4.75. Following such meeting, we communicated with each other on numerous occasions towards the signing of a written agreement between us. On May 3, 2004, we signed an agreement whereby I would purchase Mr. Gross’ shares and thereafter we informed the members of Arel’s board. Arel issued a press release concerning my agreement with Mr. Gross on May 13, 2004 and filed it with the SEC under cover of Schedule 14D-9C.

          Under Israeli law, a purchase of the shares of a public company may not be made other than by way of a tender offer meeting certain requirements, if, among other things, as a result of the purchase, the purchaser would own more than 25% of the aggregate voting rights of the company and no other person owns at least 25% of the voting rights. Accordingly, since I am the largest shareholder of Arel and currently beneficially own 22.4% of the outstanding ordinary shares of Arel, in order for me to purchase additional shares of Arel above the 25% threshold, I am required to conduct a partial tender offer meeting the requirements of Israeli law.

          In April 2004, I engaged the services of Yigal Arnon & Co., Israeli legal counsel, and McDermott, Will & Emery, U.S. legal counsel, in order to assist me in structuring the tender offer in a manner which would comply with applicable law in the United States and Israel, and, if applicable, preparing the tender offer materials.

          I was advised by Israeli counsel that, under Israeli law, at least 5% of the voting rights of Arel must be purchased under the offer in order for the offer to be consummated. In addition, I was advised by Israeli counsel that once a shareholder owns in excess of 25% of the outstanding shares of a company, this shareholder may purchase shares in the open market or through private transactions, and not strictly through a tender offer, unless as a result of the purchase the shareholder would own in excess of 45% of the outstanding shares of the company, if no other person owns at least 50% of the voting rights of the company. Accordingly, I preliminarily decided to set the minimum conditions of the tender offer such that following the consummation of the offer: (i) I would beneficially own over 25% of the outstanding shares of Arel and (ii) I will have purchased under the offer shares representing no less than 5% of the voting rights in Arel.

Purpose of the Offer; Reasons for the Offer

          I believe that the purchase of the shares of Arel pursuant to the offer is an attractive investment opportunity. As such, pursuant to a share purchase agreement dated May 3, 2004, I have agreed with Mr. Itzhak Gross, the Chairman of Arel and the holder of 842,619 shares of Arel, to purchase such shares from him. Since I am the largest shareholder of Arel and currently beneficially own 22.4% of the outstanding ordinary shares of Arel, in order for me to purchase Mr. Gross’ shares, which would increase my holdings above the 25% threshold, I am required by Israeli law to conduct a partial tender offer. I have agreed with Mr. Gross to purchase any shares he continues to own following the consummation of the offer, other than any shares that may be held by him pursuant to his exercise of options to purchase 150,000 ordinary shares of Arel, for a purchase price of $4.75 per share.  Mr. Gross has agreed not to exercise his options during the offer and to tender all of the shares he owns in accordance with the terms of the offer. Mr. Gross has also agreed that following my purchase of his 842,619 shares of Arel, he will resign from Arel’s board. My agreement with Mr. Gross has been filed as an exhibit to the Tender Offer Statement on Schedule TO I filed with the SEC and is incorporated herein by reference.

          Following successful consummation of the offer, I will beneficially own at least 25% of Arel’s outstanding ordinary shares and, assuming that none of Arel’s outstanding options are exercised, a maximum of approximately 27.4% of Arel’s outstanding ordinary shares. In addition, my holdings in Arel will increase to the extent Mr. Gross continues to hold shares following consummation of the offer, which I have agreed to purchase from him, up to a maximum of approximately 33.4% of Arel’s outstanding shares, assuming that none of Arel’s outstanding options are exercised. However, under Israeli law, if the offer is consummated, regardless of whether or not I purchase all of Mr. Gross’ shares, I will not be able to determine the outcome of elections of directors and resolutions requiring approval by holders of a majority of the voting rights of Arel, but will be able to prevent amendments to Arel’s articles of association since these resolutions require approval by 75% of Arel’s shareholders. In addition, I will be able to prevent Arel from effecting a merger (as defined in the Israeli Companies Law – 1999), as pursuant to the Companies Law, as it applies to Arel, this too requires approval by 75% of Arel’s shareholders. In addition, under Israeli law, transactions between myself, including as trustee under an Amended and Restated Agreement of Trust for Clayton L. Mathile, CYMI Ltd., and Arel, and transactions of Arel in which I have an interest (other than solely through my ownership of Arel’s ordinary shares), which are material, not in the ordinary course of business or not on market terms, require special shareholder approval. Specifically, in addition to approval by Arel’s board of directors and the audit committee thereof, such transactions require approval by at least one-third of the disinterested shareholders voting on the matter, or that the disinterested shareholders who voted against it do not constitute more than 1% of Arel’s outstanding shares.

Plans for Arel after the Offer; Effects of the Offer

          Except as otherwise described in this offer to purchase, I have no current plans or proposals that relate to or would result in the following:

•	an extraordinary corporate transaction, merger, reorganization or liquidation involving Arel or any of its subsidiaries;
•	a sale or transfer of a material amount of the assets of Arel or any of its subsidiaries;
•

any change in the present board of directors or management of Arel, other than the resignation of Mr. Gross from Arel’s board of directors. This includes any plan or proposal to change the number or term of directors or to change any material term of the employment contract of any executive officer. I intend to propose to Arel’s board of directors that it nominate Mr. George Morris to serve as Arel’s Chairman. Under Arel’s Articles of Association, a majority of the Board of Directors elects the Chairman of the Board;

•	any material change in the present dividend rate or policy or indebtedness or capitalization of Arel;
•	any other material change in Arel’s corporate structure or business;
•	a delisting of Arel’s ordinary shares; or
•	Arel’s ordinary shares becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act of 1934, as amended, or the Exchange Act.

     If the offer is consummated, I may periodically consider additional purchases of shares pursuant to one or more open-market purchase programs, through private transactions or through tender offers or otherwise, subject to applicable U.S. and Israeli law.  Any possible future purchases by me will depend on many factors, including the results of the offer, the market price of Arel’s shares, my business and financial position and general economic and market conditions.

     Under Israeli law, I, and entities which I control, are prohibited from conducting an additional tender offer for Arel’s shares and from merging with Arel within twelve (12) months from the date this offer to purchase is consummated.

Rights of Shareholders Who Do Not Accept the Offer

          You will have no appraisal rights with respect to the offer.  Under Israeli law, you may respond to the offer by accepting the offer or notifying me of your objection to the offer.  Alternatively, you may simply not respond to the offer and not tender your shares. If (a) you have not yet responded to the offer, (b) you have notified me of your objection to the offer, or (c) you have tendered your shares but have withdrawn your tender, you will be afforded an additional four calendar-day period, until 5:00 p.m., New York time, on June 25, 2004, in which to tender your shares. I refer to this additional period as the Additional Offer Period. In addition, if you have already tendered your shares, you may withdraw your tender during the Additional Offer Period. It is a condition to the offer that the aggregate number of shares tendered in the offer is greater than the number of shares represented in notices of objection.  In making this calculation, shares held by companies I control and by me will be excluded. In addition, the shares tendered by Mr. Gross will not be counted in calculating the number of shares tendered. See Section 3 under the heading “The Tender Offer” for instructions on how to notify me of your objection to the offer.

Interest of Persons in the Offer

          As a result of my current beneficial ownership of 22.4% of Arel’s issued and outstanding shares, and my significant influence in the election of the directors of Arel, I may be deemed to exert influence over Arel.

          The following directors and officers of Arel also serve as directors or officers of, or as consultants to, CYMI, Ltd., a company which I control.  Accordingly, they have or may have actual or potential conflicts of interests such as an interest greater than that of other directors and officers of Arel that the offer succeeds.  In addition, listed below is information regarding Mr. Gross.

•

Leslie Banwart has been a director of Arel since January 2002. Since 1996, Mr. Banwart has served as the President of CYMI, Ltd., a company which I control, which provides various services to my family as well as my family’s foundation. In such capacity, one of Mr. Banwart’s many responsibilities is to ensure that strategic planning objectives are being properly implemented.

•	Mr. George Morris serves as a consultant to CYMI, Ltd., is a shareholder of Arel, and serves as a director of Arel.
•

Itzhak Gross has served as a director of Arel since 1988. He has served as Chairman of Arel’s Board of Directors since February 1997 and served as its chief executive officer since 1998 until mid-2002. He also served as its president from 1988 to 1997.  Prior to 1988, he served as a managing director of Arel Computers and Software (1982) Ltd. Mr. Gross holds 842,619 shares of Arel and has options to purchase 150,000 shares of Arel at an exercise price of $3.16 per share. The options expire on May 31, 2004. I have agreed with Mr. Gross to purchase any shares he continues to own following consummation of the offer, other than any shares that may be held by him pursuant to his exercise of options to purchase 150,000 ordinary shares of Arel, for a purchase price of $4.75 per share. Mr. Gross has agreed to tender all of the shares he owns in accordance with the terms of the offer.

Related Party Transactions

          In August 2000, Arel acquired substantially all of the assets and business activities of W2Com, LLC for an aggregate cash consideration of $2,250,000 and 3,681,818 newly issued ordinary shares. The members of W2Com were CYMI, Ltd., a company I control, M.E. Jones, Inc., and Mitchell E. Jones. I, as trustee under an under an Amended and Restated Agreement of Trust for Clayton L. Mathile, was a shareholder in M.E. Jones Inc. Subsequent to Arel’s acquisition of W2Com’s assets, W2Com distributed the shares issued by Arel to its members and M.E. Jones Inc., in turn distributed the shares to its shareholders. Following the aforesaid distributions and certain other events, in July 2003, I sold 131,143 shares of Arel for an aggregate of $91,800 to Mr. George Morris, who at the time served as a substitute director of Arel for Mr. Mitchell E. Jones. Mr. Morris was elected to Arel’s board in December 2003 and serves as a consultant to CYMI, Ltd., a company I control. In July 2003, I also acquired beneficial ownership of 1,747,144 shares from W2Com, LLC and from Mr. Mitchell E. Jones, the founder of W2Com, LLC, of which 1,049,999 shares were being held in escrow as described below.

          Under the terms of the asset purchase agreement between Arel and W2Com, 1,049,999 ordinary shares were deposited into escrow to secure W2Com’s indemnification and post closing obligations to Arel. Further to disputes between W2Com and Arel, lawsuits were filed in 2002 by and against W2Com, LLC, M.E. Jones Inc., Mitchell E. Jones, CYMI, Ltd., and Arel, its subsidiary, Arel Learning Solutions, Inc., and Mr. Itzhak Gross. In March 2004, the disputes were settled pursuant to a Settlement and Release Agreement whereunder (i) the parties to the dispute irrevocably and unconditionally released each other from any and all claims, (ii) Arel received $500,000 and 200,000 shares of the 1,049,999 shares which were deposited in escrow, and (iii) 849,999 shares of the 1,049,999 shares which were deposited in escrow were released to me in my capacity as Trustee under an Amended and Restated Agreement of Trust for Clayton L. Mathile, dated June 18, 2001. The Settlement and Release Agreement was approved by Arel’s audit committee, board of directors and shareholders.

          Mr. Gross is one of Arel’s founders who served as its chief executive officer since 1988 until May 2002 and as its chairman of the board of directors since 1997. Pursuant to a May 2002 agreement, Mr. Gross agreed to conclude his service as Arel’s chief executive officer and agreed to serve as the active chairman of its board of directors until such time that he or the Board of Directors determines. In the event of the termination of Mr. Gross’ services as active chairman, he will be entitled to his salary and other benefits for the six-month period thereafter, including payment of $520 for every accrued but unused vacation day. Mr. Gross has undertaken to me that he will resign from Arel’s board of directors following my purchase of his 842,619 shares in Arel. The May 2002 agreement between Arel and Mr. Gross was approved by Arel’s audit committee, board of directors and shareholders. To the best of my understanding, the terms of the May 2002 agreement between Arel and Mr. Gross will apply following Mr. Gross’ resignation from Arel’s board as contemplated by the share purchase agreement between him and me.

Beneficial Ownership of Shares

          As of the date of this offer to purchase, I beneficially own 2,940,415 ordinary shares, representing 22.4% of the outstanding ordinary shares of Arel.

          The following table sets forth certain information as of the date of this offer to purchase, regarding the beneficial ownership of ordinary shares of Arel by me:

Name	Number of Arel ordinary shares	Percentage(1)
Clayton L. Mathile, as Trustee under an Amended and Restated Agreement of Trust for Clayton L. Mathile, dated June 18, 2001	1,743,149	13.28%
Clayton L. Mathile, as Trustee under an Amended and Restated Agreement of Trust for Clayton L. Mathile, dated December 1, 1997	945,316	7.20%
CYMI, Ltd.	251,950	1.92%

(1)	Based on 13,128,466 ordinary shares of Arel outstanding on May 13, 2004, and excluding 200,000 dormant shares.

THE TENDER OFFER

          YOU SHOULD READ THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

1.       TERMS OF THE OFFER; PRORATION; EXPIRATION DATE.  The offer is being made to all of Arel’s shareholders. Upon the terms and subject to the conditions of the offer (including any terms and conditions of any extension or amendment), I will accept for payment and pay for the Maximum Number of Shares validly tendered and not properly withdrawn in accordance with Section 4 below prior to 5:00 p.m., New York time, on June 21, 2004, unless and until I, in my sole discretion, extend the period of time during which the offer is open.  This period is referred to as the Initial Offer Period, and the date of expiration of the Initial Offer Period is referred to as the Initial Expiration Date.

          Promptly following the Initial Expiration Date, I will announce to the shareholders whether or not the conditions to the offer have been met.  If the conditions have been met, under Israeli law the shareholders who have:

•	not responded to the offer,
•	notified me of their objection to the offer, or
•	tendered their shares but have withdrawn their tender during the Initial Offer Period,

will be entitled to tender their shares during an additional four calendar-day period commencing at the end of the Initial Offer Period and ending 5:00 p.m., New York time, on June 25, 2004.  I refer to this period as the Additional Offer Period and to the end of such period as the Final Expiration Date. In addition, shareholders of Arel who tendered their shares during the Initial Offer Period may withdraw their shares during the Additional Offer Period prior to the Final Expiration Date. I will also accept for payment and pay for all shares validly tendered and not properly withdrawn in accordance with Section 4 below prior to 5:00 p.m., New York time, on the Final Expiration Date.  No shares will be purchased if shares are withdrawn during the Additional Offer Period such that shares representing less than 5% of the voting rights in Arel are tendered before the Final Expiration Date. Unless otherwise indicated, for purposes of this offer to purchase, a “business day” means any day other than Saturday, Sunday or a U.S. federal holiday.

     Conditions to the offer include, among others, the Minimum Tender Condition and the Notices of Objection Condition.  See Section 12 below for more information on the conditions of the offer.

     The offer is not conditioned on my obtaining financing or the approval of the board of directors of Arel.

     The offer is also subject to the conditions set forth in Section 12 below. If any of these conditions are not met, I may elect not to purchase, or may be prohibited from purchasing, any shares tendered under the offer.

     If shares representing more than the Maximum Number of Shares are validly tendered and not properly withdrawn prior to the Final Expiration Date, I will purchase such amount of shares, on a pro rata basis, with adjustments to avoid purchases of fractional shares, from all tendering shareholders, based on the number of shares properly tendered and not withdrawn by each shareholder prior to the Final Expiration Date. As of the date of this offer, 656,424 shares represent 5% of the voting rights in Arel. I reserve the right, in my sole discretion, to purchase more than the Maximum Number of Shares pursuant to the offer, subject to applicable law.  I have agreed with Mr. Itzhak Gross, the Chairman of Arel and the holder of 842,619 shares of Arel, to purchase any shares he continues to own following consummation of the offer, other than any shares that may be held by him pursuant to his exercise of options to purchase 150,000 ordinary shares of Arel, for a purchase price of $4.75 per share.  Mr. Gross has agreed not to exercise his options during the offer and to tender all of the shares he owns in accordance with the terms of the offer.  In accordance with applicable regulations of the SEC, I may purchase pursuant to the offer an additional number of ordinary shares of Arel, not to exceed 2% of the outstanding ordinary shares of Arel, without amending or extending the offer.

     Promptly following the Initial Expiration Date, I will announce whether the conditions to the offer have been met.  Promptly following the Final Expiration Date, I will announce whether the conditions to the offer continue to be met. If proration of tendered shares is required, because of the difficulty of determining the precise number of shares properly tendered and not withdrawn, I do not expect to announce the final results of proration or pay for any shares until at least five New York Stock Exchange trading days after the Final Expiration Date.  I will announce the preliminary results of proration by press release as promptly as practicable. I will pay for all shares accepted for payment pursuant to the offer promptly following the calculation of the final proration factor.

     Subject to applicable laws and regulations, if any conditions have not been satisfied as of the Initial Expiration Date, I may decide to:

•	extend the Initial Offer Period and, subject to applicable withdrawal rights, retain all tendered shares until the Final Expiration Date;
•	waive all of the unsatisfied conditions and accept for payment and pay for all ordinary shares tendered and not withdrawn prior to the expiration of the offer; or
•	terminate the offer and not accept for payment or pay for any ordinary shares and return all tendered shares to tendering shareholders.

     In the event that I extend the Initial Offer Period, I will notify the Depositary and the Information Agent and issue a press release giving a new expiration date no later than 9:00 a.m., New York time, on the first business day after the previously scheduled expiration date of the offer.

     Without limiting the manner in which I may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Securities Exchange Act of 1934, as amended, which require that material changes be promptly disseminated to holders of shares in a manner reasonably designed to inform such holders of such change), I currently intend to make announcements regarding the offer by issuing a press release to Business Wire.

     If I make a material change in the terms of the offer (as may be permitted under applicable law) or in the information concerning the offer or if I waive a material condition of the offer, I will extend the offer to the extent required by Rules 14d-6(c) and 14e-1 under the Exchange Act.  If, before the Initial Expiration Date, I decide to increase the consideration being offered, the increase in the offered consideration will be applicable to all shareholders whose shares are accepted for payment pursuant to the offer.  If at the time of the notice of any increase in the offered consideration is first published, sent or given, the offer is scheduled to expire at any time earlier than the tenth business day from and including the date that the notice is first so published, sent or given, the offer will be extended at least ten (10) business days after that notice.

2.       ACCEPTANCE FOR PAYMENT AND PAYMENT.  Promptly following the Final Expiration Date and upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), I will accept for payment and, subject to any applicable withholding tax duties, pay for the Maximum Number of Shares validly tendered prior to 5:00 p.m., New York time, on the Final Expiration Date and not properly withdrawn in accordance with Section 4 below. In addition, in some instances, the number of shares that I purchase may be subject to proration. See Section 1 above.

          In all cases, I will pay for shares tendered to and accepted for payment pursuant to the offer only after timely receipt by the Depositary, of the following:

•

The share certificates evidencing tendered shares or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of shares into the Depositary’s account at The Depository Trust Company, or DTC, pursuant to the procedures set forth in Section 3 below;

•

The letter of transmittal (or a manually signed facsimile of the letter of transmittal), properly completed and duly executed, with any required signature guarantees, or in the case of a book-entry transfer, an agent’s message; and

•	Any other documents required by the letter of transmittal.

     The term “agent’s message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of the Book-Entry Confirmation that states that DTC has received an express acknowledgement from the participant in DTC tendering the shares that are the subject of the Book-Entry Confirmation, that the participant has received and agrees to be bound by the letter of transmittal and that I may enforce that agreement against that participant.

     For purposes of the offer, I will be deemed to have purchased shares that have been validly tendered and not properly withdrawn if and when I give oral or written notice to the Depositary of my acceptance for payment of shares pursuant to the offer. Upon the terms and subject to the conditions of the offer, payment for the shares will be made by the Depositary.

     Under no circumstances will interest be paid on the purchase price to be paid, regardless of any extension of the offer or any delay in making payment for tendered shares.

     If I do not accept tendered shares for payment for any reason pursuant to the terms and conditions of the offer, or if certificates are submitted representing more shares than are tendered (including by reason of proration), certificates evidencing unpurchased shares will be delivered to the tendering shareholder (or, in the case of shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 below, the shares will be credited to an account maintained by DTC), as promptly as practicable following the expiration, termination or withdrawal of the offer.

     If, prior to the Initial Expiration Date, I increase the consideration per share offered to any shareholders pursuant to the offer, the increased consideration per share will be paid to all holders of shares that are purchased pursuant to the offer, whether or not such shares were tendered prior to the increase in consideration.

3.       PROCEDURES FOR TENDERING SHARES OR NOTIFYING ME OF YOUR OBJECTION TO THE OFFER.

          Valid Tender. In order for you to tender shares validly pursuant to the offer, a properly completed and duly executed letter of transmittal (or a manually signed facsimile of the letter of transmittal), together with any required signature guarantees, or in the case of a book-entry transfer, an agent’s message, and any other documents required by the letter of transmittal, must be received by the Depositary at its address set forth on the back cover of this document prior to 5:00 p.m., New York time, on the Initial Expiration Date or Final Expiration Date, as applicable.  In addition, either:

•

certificates evidencing tendered shares must be received by the Depositary at its address or the shares must be delivered to the Depositary (including an agent’s message if you did not deliver a letter of transmittal), in each case prior to 5:00 p.m., New York time, on the Initial Expiration Date or Final Expiration Date, as applicable, or

•	you must comply with the guaranteed delivery procedures described below.

     If certificates evidencing tendered shares are forwarded to the Depositary in multiple deliveries, a properly completed and duly executed letter of transmittal (or a manually signed facsimile of the letter of transmittal) must accompany each delivery. No alternative, conditional or contingent tenders will be accepted and no fractional shares will be purchased.

     The method of delivery of share certificates and all other required documents, including through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, property insured, is recommended.  In all cases, sufficient time should be allowed to ensure timely delivery.

     Book-Entry Transfer. The Depositary will establish an account with respect to the shares at DTC for purposes of the offer within two (2) business days after the date of this offer to purchase. Any financial institution that is a participant in the system of DTC may make book-entry delivery of shares by causing DTC to transfer such shares into the Depositary’s account at DTC in accordance with DTC’s procedures. However, although delivery of shares may be effected through book-entry transfer into the Depositary’s account at DTC, the letter of transmittal (or a manually signed facsimile of the letter of transmittal), properly completed and duly executed, with any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at its address set forth on the back cover of this document prior to 5:00 p.m. New York time, on the Initial Expiration Date or Final Expiration Date, as applicable. Alternatively, you must comply with the guaranteed delivery procedures described below. Delivery of the documents to DTC or any other party does not constitute delivery to the Depositary.

     Signature Guarantees. Signatures on all letters of transmittal must be guaranteed by a firm that is a member of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Exchange Act, except in cases where shares are tendered:

•	by a registered holder of shares who has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the letter of transmittal; or
•	for the account of an eligible guarantor institution.

     If a share certificate is registered in the name of a person other than the signer of the letter of transmittal, or if payment is to be made, or a share certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear on the certificate, with the signature(s) on the certificate or stock powers guaranteed by an eligible guarantor institution. See Instructions 1 and 5 to the letter of transmittal.

     Guaranteed Delivery. If you desire to tender shares in the offer and certificates evidencing your shares are not immediately available or you cannot deliver your certificate(s) to the Depositary prior to 5:00 p.m., New York time on the Initial Expiration Date or Final Expiration Date, as applicable, your shares may still be tendered if all of the following conditions are met:

•	The tender is made by or through an eligible guarantor institution;
•

A properly completed and duly executed Notice of Guaranteed Delivery is received by the Depositary prior to 5:00 p.m., New York time on the Initial Expiration Date or Final Expiration Date, as applicable, as provided below; and

•

The certificate(s) (or a Book-Entry Confirmation) evidencing all tendered shares, in proper form for transfer, in each case together with the letter of transmittal (or a manually signed facsimile of the letter of transmittal), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message, and any other documents required by the letter of transmittal, are received by the Depositary within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or mail or by facsimile transmission to the Depositary and must include a guarantee by an eligible guarantor institution in the form set forth in the Notice of Guaranteed Delivery.

     In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of the certificate(s) evidencing shares, or a timely Book-Entry Confirmation for the delivery of shares, the letter of transmittal (or a manually signed facsimile of the letter of transmittal), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message, and any other documents required by the letter of transmittal. Accordingly, you may be paid at different times depending upon when certificates for shares or Book-Entry Confirmations with respect to your shares are actually received by the Depositary.

     The valid tender of shares pursuant to one of the procedures described above will constitute a binding agreement between you and me upon the terms and subject to the conditions of the offer.

     Appointment. By executing the letter of transmittal as set forth above (including delivery through an agent’s message), you irrevocably appoint my designees as your agents, attorneys-in-fact and proxies in the manner set forth in the letter of transmittal, each with full power of substitution, to the full extent of your rights with respect to the shares you tendered. These powers of attorney and proxies will be considered coupled with an interest in the tendered shares.  The appointment will be effective if, as and when, and only to the extent that, I accept your shares for payment.  Upon my acceptance for payment, all prior powers of attorney, proxies and consents given by you with respect to such shares (and your other shares and securities) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by you (and, if given or executed, will not be deemed effective).  My designees will, with respect to the shares for which the appointment is effective, be empowered to exercise all of your voting and other rights as they in their sole discretion may deem proper at any annual or special meeting of Arel’s shareholders or any adjournment or postponement of that meeting, by written consent in lieu of any meeting or otherwise. I reserve the right to require that, in order for shares to be deemed validly tendered, immediately upon my payment for the shares, I must be able to exercise full voting rights with respect to the shares.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by me, in my sole discretion.  This determination will be final and binding on all parties. I reserve the absolute right to reject any or all tenders that I determine not to be in proper form or the acceptance for payment of which may be unlawful. I also reserve the absolute right, in my sole discretion, to waive any defect or irregularity in any tender of shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. A tender of shares will not have been made until all defects and irregularities have been cured or waived.  None of companies I control or their assigns, the Depositary, the Information Agent, I, my assigns, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any notification. Our interpretation of the terms and conditions of the offer (including the letter of transmittal and the instructions thereto) will be final and binding.

     If you tender your shares pursuant to any of the procedures described above, it will constitute your acceptance of the terms and conditions of the offer, as well as your representation and warranty to me that:

•	you have the full power and authority to tender, sell, assign and transfer the tendered shares (and any and all shares or other securities issued or issuable in respect of your shares); and
•

when I accept your shares for payment, I will acquire good and unencumbered title to your shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

     My acceptance of your shares pursuant to any of the procedures described above will constitute a binding agreement between you and me upon the terms and subject to the conditions of the offer.

     Please note that under the “Backup Withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold 28% of any payments of cash pursuant to the offer.  To prevent the withholding of 28% of the purchase price received from shares tendered pursuant to the offer, you must provide the Depositary with your correct taxpayer identification number and certify that you are not subject to U.S. federal backup withholding by completing the Substitute Form W-9 in the letter of transmittal or Form W-8BEN, Certificate of Foreign Status, as applicable. See the section captioned “IMPORTANT TAX INFORMATION” in the letter of transmittal.

     Objecting to the Offer. If you want to notify me of your objection to the offer, and:

•

you hold your shares directly, complete and sign the accompanying notice of objection (or a manually signed facsimile of the notice of objection) and mail or deliver it to the Depositary prior to 5:00 p.m., New York time, on the Initial Expiration Date; or

•

you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, request such broker, dealer, commercial bank, trust company or other nominee to provide the notice of objection for you prior to 5:00 p.m., New York time, on the Initial Expiration Date.

     I will disregard any notices of objection received after such deadline.  In addition, if you submit a notice of objection with respect to your shares and thereafter you deliver a letter of transmittal by which you tender those shares, I will disregard your notice of objection. Similarly, if you submit a letter of transmittal by which you tender your shares, and thereafter you deliver to me a notice of objection with respect to those shares, I will disregard your letter of transmittal.  If you submit a letter of transmittal and a notice of objection concurrently with respect to the same shares, I will disregard the notice of objection.

     Withdrawing your Objection.  You may withdraw a previously submitted notice of objection at any time prior to the Initial Expiration Date or the Final Expiration Date, as the case may be.  For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this document.  Any notice of withdrawal must specify the name of the person who submitted the notice of objection to be withdrawn and the number of shares to which the notice of objection to be withdrawn relates.  Following the withdrawal of a notice of objection prior to the Initial Expiration Date, a new notice of objection may be submitted at any time prior to 5:00 p.m., New York time on the Initial Expiration Date by following the procedures described above.

     All questions as to the form and validity (including time of receipt) of notices will be determined by me, in my sole discretion, subject to applicable law, which determination will be final and binding.  None of companies I control, their assigns, the Depositary, the Information Agent, I, my assigns, or any other person will be under any duty to give notification of any defects or irregularities in any notice or incur any liability for failure to give any such notification.

4.       WITHDRAWAL RIGHTS.

          You may withdraw previously tendered shares at any time prior to the Final Expiration Date. In addition, tendered shares may be withdrawn at any time after sixty (60) days from the date of the commencement of the offer if the shares have not yet been purchased.  If I extend the offer, am delayed in my acceptance for payment of shares or am unable to accept shares for payment pursuant to the offer for any reason, then, without prejudice to my rights under the offer, the Depositary may, nevertheless, on my behalf, retain tendered shares, and those shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4.  Any delay will be by an extension of the offer to the extent required by law.

          For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this document.  Any notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares, if different from the name of the person who tendered the shares.  If certificates evidencing shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the certificates, the serial numbers shown on the certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the shares have been tendered for the account of an eligible guarantor institution.  If shares have been delivered pursuant to the procedures for book-entry transfer as set forth in Section 3 above, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn shares and otherwise comply with DTC’s procedures.

          Withdrawals of tendered shares may not be rescinded.  If you have properly withdrawn shares, they will be deemed not to have been validly tendered for purposes of the offer.  However, withdrawn shares may be re-tendered at any time prior to 5:00 p.m., New York time, on the Initial Expiration Date or the Final Expiration Date, as the case may be, by following one of the procedures described in Section 3 above.

          All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by me, in my sole discretion, subject to applicable law, which determination will be final and binding.  None of companies I control, their assigns, the Depositary, the Information Agent, I, my assigns, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.       MATERIAL U.S. FEDERAL INCOME TAX AND ISRAELI INCOME TAX CONSEQUENCES.

          Material U.S. Federal Income Tax Considerations.  The following discussion summarizes the material U.S. federal income tax consequences of the offer to the shareholders of Arel who are U.S. Holders.  A “U.S. Holder” means a holder of Arel shares who is:

•	a citizen or resident of the United States;
•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof;
•	an estate the income of which is subject to United States federal income tax regardless of its source; or
•

in general, a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

     This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury regulations promulgated under the Code, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  This discussion assumes that Arel is not and has never been a “passive foreign investment company”, “controlled foreign corporation” or “foreign personal holding company” for U.S. federal income tax purposes.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances.  In particular, this discussion addresses only U.S. Holders who hold their Arel shares as a capital asset and does not address all the U.S. federal income tax consequences that may be relevant to shareholders that are subject to special treatment, including without limitation:

•	taxpayers who are broker-dealers or insurance companies;
•	taxpayers who have elected mark-to-market accounting;
•	tax-exempt organizations or retirement plans;
•	financial institutions or “financial services entities”;
•	taxpayers who hold their Arel shares as part of a straddle, “hedge” or “conversion transaction” with other investments;
•	holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation;
•	persons who hold their shares through partnerships or other pass-through entities;
•	holders owning directly, indirectly or by attribution at least 10% of Arel’s voting power; and
•	taxpayers whose functional currency is not the U.S. dollar.

     In addition, except as specifically provided below with respect to Israeli tax consequences, this discussion does not address any aspect of state, local or non-United States tax laws or the possible application of U.S. taxes other than federal income tax.

     The tax discussion set forth below is included for general information purposes only and is based on present law.  You should consult your own tax advisor to determine the specific tax consequences to you of the offer, including the applicability and effect of federal, state, local and foreign income and other tax laws based upon your particular circumstances.

     Sale of Arel Shares. The receipt of cash for Arel shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who sells shares pursuant to the offer will recognize a gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the shares sold pursuant to the offer. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) tendered pursuant to the offer. The gain or loss will be a long-term capital gain or loss if the holder has held the shares for more than one year at the time of the consummation of the offer. Capital gains recognized by an individual investor (or an estate or trust) upon a disposition of shares that have been held for more than one year will generally be subject to a maximum tax rate of 15%, whereas shares that have been held for one year or less will be subject to tax at ordinary income rates. Special limitations apply to the use of capital losses.

     As noted previously, the discussion above assumes, among other things, that Arel is not and has never been a “passive foreign investment company” (hereinafter referred to as a “PFIC”) for U.S. federal income tax purposes.  Arel would be classified as a PFIC in any taxable year in which, taking into account the income and assets of certain subsidiaries, either (i) at least 75 percent of its gross income was passive income, or (ii) 50 percent or more of the average value of its assets were held for the production of, or produced, passive income.  Passive income for these purposes includes items such as dividends, interest, royalties, rents and gains from commodities and securities transactions.  In the event Arel is considered to be a PFIC, then unless a U.S. Holder made certain elections, a portion of the gain recognized on the sale of shares pursuant to the Offer would be taxable to such U.S. Holder as ordinary income and, in some cases, would bear an interest charge calculated as though the ordinary income should have been recognized in an earlier taxable year and that the tax on such ordinary income was being paid late.  Arel disclosed in its Annual Report on Form 20-F for the year ended December 31, 2002 that it will endeavor to notify U.S. holders of record in the event Arel concludes that it will be treated as a PFIC for any taxable year.  To date, I have not been informed by Arel that it is or has ever been a PFIC.  However, as the PFIC determination is made at the end of each taxable year, it cannot be determined at this time whether Arel will be considered a PFIC for its current taxable year.  Accordingly, each U.S. Holder is strongly urged to consult his or her own tax advisor as the application of the PFIC rules to such U.S. Holder’s Shares and whether or not such U.S. Holder should make any elections to minimize the U.S. tax consequences resulting from their application.

     Information Reporting and Backup Withholding. Payments in connection with the offer may be subject to information reporting to the U.S. Internal Revenue Service and possible backup withholding at a rate of up to 28%.  If you are a U.S. person, backup withholding generally applies, if you:

•	fail to furnish a social security number or taxpayer identification number;
•	furnish an incorrect social security number or taxpayer identification number;
•	fail properly to report interest or dividends; or
•

under some circumstances, fail to provide a certified statement, signed under penalties of perjury, that the social security number or taxpayer identification number provided is your correct number and that you are not subject to backup withholding.

     Some U.S. persons, including corporations and financial institutions, generally are exempt from backup withholding. You should consult with your tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

     If you are not a U.S. person, backup withholding generally applies if you do not certify under penalties of perjury as to your status as a non-U.S. person on IRS Form W-8BEN.

     Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holders’ U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service. Penalties apply for failure to furnish correct information and for failure to include the reportable payments in income.

     Material Israeli Tax Considerations. The following is a summary of the principal Israeli tax considerations applicable to Arel’s shareholders in connection with the receipt of cash in exchange for shares pursuant to the offer. The following summary is addressed only to shareholders that hold shares as capital assets (generally, assets held for investment) and may not apply to all shareholders.

     The tax discussion set forth below is included for general information purposes only and is based on present law.  To the extent that the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, I cannot assure you that the views expressed in this discussion will be accepted by the tax authorities in question.  Because individual circumstances may differ, you should consult your tax advisor to determine the applicability of the rules discussed below to you and the particular tax effects of the offer, including the application of Israeli or other tax laws.

     Generally, Israeli law imposes a capital gains tax on the sale of shares of an Israeli company like Arel, both by residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of a non-resident provides otherwise.  Israeli law distinguishes between a “Real Gain” and an “Inflationary Surplus”.  The Real Gain is the excess of the total capital gain over the Inflationary Surplus.  The Inflationary Surplus is computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of sale.

     On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the tax reform, came into effect.  Prior to the tax reform, certain gains derived by Israeli residents from the sale of shares in a publicly traded Israeli company were exempt from capital gains tax.  The tax reform and the regulations promulgated thereunder, include, among other things, the imposition of capital gains tax, at a limited rate for individuals, on gains derived by Israeli residents from the sale of shares in Israeli companies publicly traded on the Tel Aviv Stock Exchange (TASE) or on a recognized stock exchange outside of Israel (such as Arel).

     Under the tax reform, the Real Gain derived by an Israeli resident who is an individual from the sale of shares of a publicly traded Israeli company will be subject to capital gains tax at a rate of 15%.  This tax rate does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustment) – 1985; or (iii) shareholders who acquired their shares prior to an initial public offering.  In principle, the tax will be calculated on the Real Gain accrued from January 1, 2003. The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to take into account as the basis the actual adjusted cost of the shares if it is higher than such average price. Under certain regulations, non-Israeli residents are, in general, exempt from tax on any gains derived from the sale of shares traded on a stock exchange, provided such shareholders did not acquire their shares prior to an initial public offering.

     Furthermore, pursuant to the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, or the Treaty, the sale, exchange or disposition of shares by a person who qualifies as a resident of the United States within the meaning of the Treaty, will, in general, not be subject to Israeli capital gains tax unless that person holds, directly or indirectly, shares representing 10% or more of the voting power of Arel during any part of the 12-month period preceding the sale, exchange or disposition.

     Income from sale of shares which were issued to an employee as a result of the exercise of options awarded prior to January 1, 2003, under an employee option plan within the framework of Section 102 of the Income Tax Ordinance, or a Section 102 Plan, is generally computed as the difference between the sale price and the exercise price, and income tax will be owed at the regular tax rates applicable to employment income, including national insurance liability.  In such a Section 102 Plan, an employee who sells shares issued as a result of the exercise of options before two years have elapsed from the award of the options, is subject to taxation according to the highest tax of three possibilities: the tax which would have been owing upon award of the options, the tax owing at the time of the sale and the tax which would have been owing two years after the award of the options.

     With respect to options awarded from January 1, 2003, under an employee option plan which complies with the new provisions of Section 102 of the Income Tax Ordinance, the tax results from the sale of shares issued as a result of the exercise of such options depends on the taxation track elected by the company.

     In general, if the “Regular Income Track” is elected, the tax event is deferred from the time of the option issuance until the time of the sale of shares which were issued as a result of the exercise of the options. At that time, income tax will be owed at the regular tax rates applicable to employment income, including national insurance liability. For this tax deferral to apply, the options and shares must be held in trust for a period of 12 months from the end of the year of the option issuance.

     In general, if the “Capital Gains Track” is elected, the employee is entitled to a reduced tax rate of 25% on gains derived from the exercise of the options and the sale of the shares, provided that the options and shares were held in trust for a period of 24 months from the end of the year of the option issuance. If the shares are sold prior to that time, the reduced tax rate is lost and the employee is liable to the regular tax rates applicable to employment income, including national insurance liability.

     In some instances where Arel shareholders may be liable to Israeli tax on the sale of their shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

     The above summary is not intended to constitute a complete analysis of all tax consequences relating to the disposition of shares. Holders of shares are urged to consult their own tax advisors concerning the tax consequences of their particular situations.  The above discussion is not intended, and should not be construed, as legal or professional tax advice.

6.       PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES.

          Arel’s ordinary shares are currently traded on the Nasdaq Small Cap Market under the symbol “ARLC”. They were delisted from the Nasdaq National Market on September 3, 2002.  According to Arel’s periodic reports filed with the SEC under the Exchange Act, Arel has not distributed any stock dividends or declared any split, recapitalization or made any rights offerings to the holders of its securities since its incorporation.

          The following table sets forth for each of the fiscal quarters indicated, the high and low closing sales price per share on the Nasdaq National Market and the Nasdaq Small Cap Market as reported in published financial sources.  All share prices are reported in U.S. dollars.

	High ($)	Low ($)
2002:
First Quarter	1.15	0.77
Second Quarter	0.97	0.48
Third Quarter	0.59	0.25
Fourth Quarter	0.30	0.15
2003:
First Quarter	0.33	0.15
Second Quarter	0.93	0.24
Third Quarter	1.59	0.96
Fourth Quarter	3.77	1.29
2004:
First Quarter	4.63	2.73
Second Quarter (through May14)	3.04	2.05

          On May 20, 2004, the last full trading day prior to the commencement of the offer, the closing price per share, as reported on the Nasdaq Small Cap Market, was $2.50

          You are urged to obtain a current market quotation for Arel’s shares.

7.       EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

          My purchase of Arel ordinary shares pursuant to the offer will reduce the number of Arel ordinary shares that might otherwise be traded publicly and may reduce the number of Arel shareholders.  Nonetheless, I anticipate that there will be a sufficient number of ordinary shares outstanding and publicly traded following consummation of the offer to ensure a continued trading market for the shares. Based upon published guidelines of the Nasdaq Small Cap, my purchase of ordinary shares pursuant to the offer will not cause the remaining ordinary shares of Arel to be delisted from the Nasdaq Small Cap.

          Arel’s ordinary shares are registered under the Exchange Act, which requires, among other things, that Arel furnish certain information to its shareholders and the SEC.  I believe that my purchase of shares pursuant to the offer will not result in deregistration of the shares under the Exchange Act.

8.       INFORMATION CONCERNING AREL.

          Except as otherwise set forth in this document, the information concerning Arel contained in this document has been furnished by Arel, at my request, solely in connection with the preparation of this offer to purchase or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to these reports.

        General.  Arel is in the business of providing interactive voice, video and data web communication solutions for conferencing, collaboration and corporate training applications that enable content, audio and video interaction in real time between large numbers of participants at remote locations.  Arel develops, markets and sells an integrated suite of enterprise software applications that allows geographically dispersed users to work together in groups, attend webinars and panel discussions, participate in training courses, and have one-on-one meetings with customers or colleagues. Arel’s enterprise software allows users to speak, share data, share applications, chat and see one another, all in real time.

        Arel is incorporated under the laws of the State of Israel and its principal executive offices are located at 22 Einstein Street, Park Hamadah, Building 22, Post Office Box 4042, Kiryat Weizmann, Nes Ziona, 74140, Israel. The telephone number of Arel at such offices is +972-8-940-7711.

          Available Information.  Arel is subject to the informational filing requirements of the Exchange Act applicable to “foreign private issuers” and, in accordance therewith, is obligated to file reports, including annual reports on Form 20-F, and other information with the SEC relating to its business, financial condition and other matters.  These reports and other information should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC. Copies of this information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.  Arel’s filings after November 4, 2002 are also available on the SEC’s website (http://www.sec.gov).

9.       INFORMATION CONCERNING THE PURCHASER.

          Prior to September 1999, I served as CEO and Chairman of the Iams Company, a global pet food company that was acquired by the Procter & Gamble Company in 1999. Since such time, my principal occupation has been serving as President of the Mathile Family Foundation, whose mission is ‘helping children fulfill their potential’ and conducting other philanthropic activities. I also serve as Chairman of The Center for Entrepreneurial Education, which helps entrepreneurs implement professional management in their companies. Both The Mathile Family Foundation and The Center for Entrepreneurial Education are located at 6450 Sand Lake Road, Dayton, Ohio. I am a United States citizen.

          In July 2003, I acquired beneficial ownership of 1,747,144 shares from W2Com, LLC and from Mr. Mitchell E. Jones, the founder of W2Com, LLC, who was then a director of Arel. Also in July 2003, I sold 131,143 shares of Arel for an aggregate of $91,800, to Mr. George Morris, who at the time served as a substitute director of Arel for Mr. Mitchell E. Jones. Mr. Morris was elected to Arel’s board in December 2003 and serves as a consultant to CYMI, Ltd., a company I control.

          Except as set forth in this offer to purchase, I have not effected any transaction in the shares of Arel during the past 60 days.

          Except as set forth in this offer to purchase, I have not had, in the past two years, any business relationships or transactions with Arel or any of its executive officers, directors or affiliates that would be required to be reported under the rules of the SEC applicable to the offer.  Except as set forth in this offer to purchase, in the past two years there have been no contacts, negotiations or transactions between myself and Arel or its affiliates concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

          I have not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors) or have been party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining me from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

10.     SOURCES AND AMOUNT OF FUNDS.

          The aggregate amount of funds I will need to acquire 656,424 shares pursuant to the offer, excluding related fees and expenses, will be approximately $3.1 million.  I have a net worth in excess of $1 billion.  Accordingly, I have sufficient financial resources to satisfy my obligations pursuant to the offer.  This is a cash offer that is not conditioned on financing being available.

11.     DIVIDENDS AND DISTRIBUTIONS.

          According to Arel’s periodic reports filed with the SEC under the Exchange Act, Arel has neither declared nor paid cash dividends on its ordinary shares since its incorporation.

          If, on or after the date of this offer to purchase, Arel

(1) splits, combines or otherwise changes the par value of its ordinary shares or its capitalization,

(2) acquires its ordinary shares or otherwise causes a reduction in the number of its ordinary shares or other securities,

          (3)        issues or sells additional shares, any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, or

(4) discloses that it has taken such action,

then, without prejudice to my rights under Section 12 under the heading “The Tender Offer”, I, in my sole discretion, may make such adjustments in the offer price and other terms of the offer as I deem appropriate to reflect such split, combination or other change, including, without limitation, the number or type of securities offered to be purchased.

          If, on or after the date of this offer to purchase Arel declares or pays any cash dividend on its shares or other distribution on its shares, or issues with respect to its shares any additional shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to shareholders of record on a date prior to the transfer of the shares purchased pursuant to the offer to me or my nominee or transferee on Arel’s share transfer records, then, subject to the provisions of Section 12 under the heading “The Tender Offer”, (1) the offer price may, in my sole discretion, be reduced by the amount of any such cash dividends or cash distributions and (2) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering shareholders will (a) be received and held by the tendering shareholders for my account and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for my account, accompanied by appropriate documentation of transfer, or (b) at my direction, be exercised for my benefit, in which case the proceeds of such exercise will promptly be remitted to me.  Pending such remittance and subject to applicable law, I will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by me in my sole discretion.

12.     CONDITIONS OF THE OFFER.

          Notwithstanding any other provisions of the offer, and in addition to (and not in limitation of) my rights to extend and amend the offer at any time, in my sole discretion, I shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to my obligation to pay for or return tendered shares promptly after termination or withdrawal of the offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered shares, and may terminate the offer, if, in my reasonable judgment,

          (a)        on or prior to the Initial Expiration Date, any one or more of the following conditions has not been satisfied:

                    (1)          the Minimum Tender Condition;

                    (2)          the Notices of Objection Condition; or

                    (3)          Arel shall have obtained the approval of the Investment Center of the Ministry of Industry and Trade of Israel.  See Section 13 below.

          (b)          on or prior to the Final Expiration Date, the Minimum Tender Condition shall not have been satisfied or Arel shall not have obtained the approval of the Investment Center of the Ministry of Industry and Trade of Israel;

          (c)          at any time on or after commencement of the offer and before the Final Expiration Date, any of the following events shall occur or shall be determined by the me to have occurred, which, in my reasonable judgment, in any such case and regardless of the circumstances (including any action or inaction by me) giving rise to any such condition, makes it inadvisable to proceed with the offer and/or with acceptance of the shares for payment or payment:

                    (1)          there has been or will be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the offer, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign that, in my reasonable judgment, would be expected to, directly or indirectly:

• make illegal or otherwise prohibit or materially delay consummation of the offer or seek to obtain material damages or make materially more costly the making of the offer;

          • prohibit or materially limit the ownership by me or entities which I control of Arel shares or compel me or entities which I control to dispose of or hold separately all or any material portion of the Arel shares, or seek to impose any material limitation on my ability to conduct my business or own such shares; or

• result in a material adverse effect on me or entities which I control or Arel;

                    (2)          there has been or will be instituted or pending any action or proceeding by any governmental entity or third party seeking, or that would reasonably be expected to result in any of the consequences referred to in the clauses of paragraph (c)(1) above;

                    (3)          I shall become aware of any change that has or will have occurred (or any development that has or will have occurred involving prospective changes) in the business, assets, liabilities, condition (financial or otherwise), prospects or results of operations of Arel that has, or could reasonably be expected to have, in my reasonable discretion, a material adverse effect on Arel or, assuming consummation of the offer, on me;

                    (4)          there has or will have occurred, and continued to exist:

• any general suspension of, or limitation on prices for, trading in securities on the Nasdaq Stock Market;

          • a change in the general financial, bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States or Israel to extend credit or syndicate loans;

• a commencement of a war, armed hostilities or other national or international crisis involving the United States or Israel; or
• in the case of any of the foregoing existing at the time of the commencement of the offer, a material escalation or the worsening thereof; or

                    (5)          any approval, permit, authorization, favorable review or consent of any governmental entity shall not have been obtained on terms satisfactory to me, in my reasonable discretion. This includes, without limitation, that the SEC shall have found that the proposed procedures and disclosure materials relating to the offer comply with applicable rules and regulations or are exempted therefrom.  This may be evidenced by these regulatory authorities having no further comments or objections to the offer and the related offering materials.

     The foregoing conditions are for my sole benefit and may be asserted by me regardless of the circumstances (including any action or inaction by me) giving rise to any such conditions and may be waived by me in whole or in part at any time and from time to time, in each case, in the exercise of my sole discretion, subject to applicable law. My failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by me concerning any condition described in this Section 12 shall be final and binding on all parties. A public announcement may be made of a material change in, or waiver of, such conditions, and the offer may, in certain circumstances, be extended in connection with any such change or waiver.

     Should the offer be terminated pursuant to the foregoing provisions, all tendered shares not theretofore accepted for payment shall forthwith be returned by the Depositary to the tendering shareholders.

     The offer is not conditioned on my obtaining financing or the approval of the board of directors of Arel.

13.     LEGAL MATTERS AND REGULATORY APPROVALS.

          Israeli Investment Center. Prior to the consummation of the offer, Arel is required to receive the approval of Investment Center of the Ministry of Industry and Trade of Israel regarding the purchase of Arel’s shares pursuant to the offer. This approval is required because Arel’s facilities currently enjoy “approved enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, which provides Arel with certain tax benefits. In order to maintain its “approved enterprise” status and such tax benefits, Arel is required, among other things, to obtain the approval of the Investment Center for certain changes in Arel’s shareholdings, including the purchase of Arel’s shares pursuant to the offer.  On or about May 19, 2004, Arel filed a request for approval with the Investment Center.  There is no assurance that Arel will receive the approval of the Investment Center.

          Israeli Office of the Chief Scientist. Following the consummation of the offer, Arel is required to notify the Office of the Chief Scientist of the Ministry of Industry and Trade of Israel regarding the purchase of Arel’s shares pursuant to the offer. This notification is required because Arel receives funding for a portion of its research and development expenses under the Israeli Law for the Encouragement of Industrial Research and Development, 5744-1984.

          General.  In addition, I must receive any necessary material approval, permit, authorization or consent of any U.S., Israeli or other governmental, administrative or regulatory agency (federal, state, local, provincial or otherwise) prior to the consummation of the Initial Offer Period.  This includes, without limitation, that the SEC shall have found that the proposed procedures and disclosure materials relating to the offer comply with applicable rules and regulations or are exempted therefrom. This may be evidenced by such regulatory authorities having no further comments or objections to the consummation of the offer and the related offering materials.  Except as just described in this Section 13, I am not aware of any license or regulatory permit that appears to be material to the business of Arel and its subsidiaries, taken as a whole, that might be adversely affected by my acquisition of shares pursuant to the offer or otherwise.  If any such approval or other action is required, I presently contemplate that such approval or other action will be sought.  While, except as otherwise described in this document, I do not presently intend to delay the acceptance for payment of, or payment for, shares tendered pursuant to the offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Arel’s business or that parts of Arel’s business might not have to be disposed of, or other substantial conditions or that failure to obtain any such approval or other action might not result in unknown or unforseen consequences adverse to Arel’s business.  See Section 12 above for conditions to the offer, including conditions with respect to governmental actions.

14.     FEES AND EXPENSES.

          I have retained MacKenzie Partners, Inc., to serve as the Information Agent and American Stock Transfer & Trust Company to serve as the Depositary in connection with the offer.  The Information Agent may contact holders of shares by personal interview, mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, banks, trust companies and other nominees to forward the materials relating to the offer to beneficial holders.  As compensation for acting as Information Agent in connection with the offer, MacKenzie Partners, Inc., will be paid a reasonable and customary fee for its services and will also be reimbursed for out-of-pocket expenses and may be indemnified against specified liabilities and expenses in connection with the offer, including specified liabilities under the U.S. federal securities laws.

          I will pay the Depositary reasonable and customary compensation for its services in connection with the offer, plus reimbursement for reasonable out-of-pocket expenses, and will indemnify it against specified liabilities and expenses in connection with its services, including specified liabilities under the U.S. federal securities laws.

          Except as set forth above, I will not pay any fees or commissions to any broker or dealer or other person or entity in connection with the solicitation of tenders of shares pursuant to the offer.  I will, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding materials relating to the offer to their customers.

15.     MISCELLANEOUS.

          I am making the offer to shareholders of Arel by this offer to purchase and the related documents delivered to you.  I am not aware of any jurisdiction where the making of the offer is prohibited by administrative or judicial action pursuant to any valid state statute. If I become aware of any valid state statute prohibiting the making of the offer or the acceptance of the shares pursuant thereto, I will make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the offer.  If, after this good faith effort, I cannot comply with the state statute, the offer will not be made to (nor will tenders be accepted from or on behalf of) holders of shares in that state.  In those jurisdictions where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, I will endeavor to make arrangements to have the offer made on my behalf by one or more registered brokers or dealers licensed under the laws of such jurisdictions.

          No person has been authorized to give any information or to make any representation on my behalf not contained herein or in the letter of transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

          Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, I have filed with the SEC a Schedule TO, together with exhibits, furnishing additional information with respect to the offer. The Schedule TO and any amendments thereto, including exhibits, should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC. The SEC also maintains a website at http://www.sec.gov that contains reports and other information filed electronically with the SEC.

CLAYTON L. MATHILE
May 21, 2004

The letter of transmittal, certificates for shares and any other required documents should be sent or delivered by each tendering shareholder of Arel or such Arel shareholder's broker, dealer, bank, trust company or other nominee only to the Depositary at its address set forth below.

The Depositary for the offer is:

American Stock Transfer & Trust Company

By Hand/Overnight Courier:	By Facsimile Transmission:	By Mail:
(718) 234-5001

American Stock Transfer & Trust Company	Confirm by Telephone: (718) 921-8200	American Stock Transfer & Trust Company
59 Maiden Lane		59 Maiden Lane
New York, New York 10038		New York, New York 10038
Attn: Reorganization Department		Attn: Reorganization Department

Questions and requests for assistance may be directed to the Information Agent at its telephone numbers and locations listed below. Additional copies of this offer to purchase, the letter of transmittal, the notice of guaranteed delivery or any other tender offer materials may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the offer.

The Information Agent for the offer is:

105 Madison Avenue
New York, New York 10016
call collect (212) 929-5500
or
toll-free (800) 322-2885
E-mail: proxy@mackenziepartners.com